

March 20, 2024

Elizabeth Coddington
Chief Financial Officer
Peloton Interactive, Inc.
441 Ninth Avenue, Sixth Floor
New York , New York, 10001

      Re: Peloton Interactive, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2023
          File No. 001-39058

Dear Elizabeth Coddington:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 57

1.   Please address the following comments related to your Adjusted EBITDA presentation:

- Provide us with additional information regarding the "Supplier settlements" adjustment, including the nature and key terms of the underlying agreements. Clarify if you enter into purchase agreements with all material suppliers and if settlement terms and amounts are stipulated in your contracts or separately negotiated on an as needed basis.

- We note your disclosure on page 56 regarding the nature of the "Litigation and settlement expense" items considered "outside of the ordinary course of business." Provide us with additional information regarding the nature of the items included in this adjustment for all periods presented. Specifically address how you determined that all components, such as patent infringement and consumer arbitration matters, are outside the ordinary course of your business. Also clarify how you assess and segregate items for classification between the litigation adjustment and the product recall adjustment.

- In regards to your "Product recall related matters" adjustment, provide us with a history of any material product recalls and explain how you determine which product recall costs to include. If all costs related to product recalls have been removed in your non-GAAP presentation for all periods presented, tell us how you determined such treatment was appropriate. Specifically address why you believe it is appropriate to exclude revenue adjustments related to actual and estimated returns.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Cost of Revenue, page 77

2. We note that classify costs associated with content creation within subscription cost of revenues. Citing authoritative accounting guidance, please tell us and disclose, to the extent applicable, your accounting policy for content creation costs, including the criteria for capitalization and amortization lives and methods.

3. Revenue, page 81

3. Please address the following comments related to your revenue recognition policies and disclosures:

- We note your disclosure on page 82 that you offer customers the option to purchase third-party extended warranty and service contracts that are recognized on a gross basis over the extended warranty coverage period. Please tell us how you considered the guidance in ASC 606, including ASC 606-10-55-36 through -40, in determining that the revenues should be recognized on a gross basis over time as opposed to on a net basis at the time the contracts are sold. In doing so, describe to us the pertinent terms of and parties involved with these extended warranties, including the nature of any third-party insurance companies, underwriters and/or administrative firms.

- Tell us the amount of warranty and service revenues recognized during the periods presented and the consideration you gave to disclosing such amounts pursuant to ASC 606-10-50-5 and/or ASC 280-10-50-40. To the extent that warranty revenues contributed disproportionately, and materially, to your income compared to your other revenue streams, please advise.

12. Debt, page 91

4. Considering your Term Loan is interest-bearing, tell us why the interest expense table on

page 94 does not reflect interest related to your borrowing rates.

13. Commitments and Contingencies
Legal and Regulatory Proceedings, page 95

5. We note your disclosure that there can be no assurance that your legal proceedings, either individually or in the aggregate, will not have a material adverse effect on your business, results of operations, financial condition or cash flows. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

15. Equity-Based Compensation, page 97

6. Please provide the disclosures required by ASC 718-10-50-2(a)(1-2) for all stock-based awards.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing